Exhibit 99.1

Enerplus Announces its Quarterly Cash Dividend for June 2024

CALGARY, AB, May 8, 2024 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced its quarterly cash dividend in the amount of US$0.065 per share will be payable on June 4, 2024, to all shareholders of record at the close of business on May 22, 2024. The ex-dividend date for this payment is May 21, 2024.

The US$0.065 per share dividend is equivalent to approximately CDN$0.089 per share if converted using the current US/Canadian dollar exchange rate of 1.37. The CDN dollar equivalent dividend will be based upon the US/Canadian exchange rate closer to the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered "eligible dividends" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2024/08/c3864.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:15e 08-MAY-24